## Contact

www.linkedin.com/in/danwittmers (LinkedIn)
digitalphoenix.co (Company)

## Top Skills

Product Evaluations
Packaging Design
Leadership

## Certifications

Edge Academy Certified: Data-Driven Planning
The Trade Desk Edge Academy Certified: Executive Program
Certified Ganjier
Cannabis CBD Certification
Cannabis Fundamentals

## Honors-Awards

Mobi Awards Finalist - Best Cross Platform Campaign

# Dan Wittmers, CG

Executive Vice President | Senior Marketer & Brand Builder | Certified Ganjier
Los Angeles Metropolitan Area

## Summary

Senior Executive, Thought Leader & Advisor, Futurist of Cannabis: Digital Strategy & Transformation

With more than a decade of driving digital transformation programs for a wide range of consumer retail brands, I bring expertise and insight into architecting and activating emerging media, mobile technology, and data-driven strategies that create brand value, grow revenue, and capture market leadership for both start-up and mature brands.

As a digital generalist, I understand how each piece of the digital landscape connects to help businesses close gaps at critical junctures. I leverage an established network of vetted specialists, companies, and services to build comprehensive integrated solutions that deliver exponential ROI to brands that are brave enough to invest in bleeding-edge innovations.

DEFINE, DESIGN, DEPLOY, DECODE: I built this strategy to revolutionize digital transformation and consulting. I work with C-suite teams to create meaningful integrated digital strategies, media planning and buying campaigns, and digital development programs that engage diverse markets, amplify brand messages, influence consumer behaviors, and enable replicable success.

• For MillerCoors, I integrated Coors Light’s “Cold Hard Facts” across major sports publications and expanded the campaign into new distribution channels, reaching a much wider audience.
• I built a $10MM integrated media plan for Fandango’s acquired app – Movieclips – and drove app downloads to exceed KPIs.
• Doubled eCommerce revenue for Don Francisco’s Coffee by leading a full digital transformation that involved re-platforming, redesigning, and relaunching the brand’s website.

My broad experience and credentials differentiate me in this dynamic, ever-evolving field: Certified Ganjier, Trade Desk Edge Academy Executive, and Google Analytics. I have worked in industries and with brands including:

• CPG, Cannabis, QSR, entertainment, F&B, gaming, philanthropy, retail, sports, and travel.
• BEAR Labs, NBCUniversal, MillerCoors, Paramount Pictures, Visa, Verizon, Chevrolet, ToughBuilt Industries, Don Francisco's Coffee, Hasbro, Arby's, Iovate Health Sciences, Kroger, Kazu by Witi, MyHi, and HOLISTIK Wellness.

As a leader, I educate, empower, and support execution to drive KPIs. I create value by guiding:
• Digital Transformation
• Consumer Insight Strategies
• Integrated Media Planning
• Brand Strategy & Identity
• Strategic Partnerships
• Growth Marketing

## Experience

### Rexis Biotech
11 months

**Executive Vice President**
September 2023 - Present (4 months)
Los Angeles Metropolitan Area

Our proprietary, groundbreaking Fused Polymorph Nano Fiber Technology empowers brands to turn the rapidly growing industry of natural, plant-based consumables into foods & beverages you'll actually want to taste and drink; products you'll inevitably crave.

From cutting-edge technology to top-notch scientific expertise, we strive to create products that aren't just better than the rest, but that we believe can change the world. Every hydrophobic molecule we work with is strategically selected and must have an underlying list of potential health benefits that support a range of issues from every-day ailments to diagnosed health deficiencies, and yes, even addiction.

It is our mission to help people live healthier, more fulfilled lives through the production and distribution of effective, and great tasting consumables.

We hold ourselves accountable by creating only the highest-quality, functional products that have the power to change people's lives for the better. We believe that these products should be widely available and, more importantly, affordable for all.

### Product Development & Strategy Lead
February 2023 - Present (11 months)
Greater Los Angeles, California, United States

## Budist
### Critic - Cannabis Beverages
October 2023 - Present (3 months)
Los Angeles Metropolitan Area

As an official Critic for Budist, I evaluate and score cannabis infused beverages currently available in the California regulated market. I assess packaging, aroma, flavor and effect in order to come to a score from 1-100 on each product.

## Digital Phoenix Consulting, LLC
### Founder & Head of Venture
January 2017 - Present (7 years)
Greater Los Angeles Area

We partner with the C-suite teams of a wide range of consumer retail brands to align pre-vetted solutions with their actual infrastructure needs. Our 4-step process – define, design, deploy, and decode – delivers digital-first strategies and solutions that empower consumer brands to achieve intelligent and sustainable growth. We embed subject matter experts in these companies to lead the delivery and execution of services spanning digital transformation, customer insights, content creative direction, growth marketing, strategic partnerships, and talent sourcing.

## Ganjier
### Certified Ganjier
May 2022 - Present (1 year 8 months)
Los Angeles, California, United States

Ganjier is a first-of-its-kind, multi-tiered cannabis trade certification created & taught by the most respected names in the field. Ganjier is a certified

"Master of Cannabis Service" whose multidisciplinary knowledge & astute professionalism serve to raise the standard of excellence in the industry.

### Fat Nugs Magazine
Content Contributor
October 2022 - Present (1 year 3 months)

### Big Oil Co.
Vice President of Marketing
May 2022 - September 2022 (5 months)
Los Angeles, California, United States

At Big Oil Co we pride ourselves on consistently producing a large range of high quality, potent and safe cannabis concentrates. We offer a variety of business solutions to cannabis brands, cultivators, manufacturers, distributors, and retailers, and value strong lasting partnerships that foster mutual growth.

As the VP of Marketing, I oversee the marketing strategy for Big Oil Co, as well as its growing list of consumer facing brands that currently include BEAR Labs & CES.

### HB2 Group
Head Of Digital
June 2018 - June 2022 (4 years 1 month)
Greater Los Angeles Area

Prior to establishing Digital Phoenix Consulting, I launched HB2 Group to work directly with C-suite executives of brands that were at critical junctures in their business cycles. I develop and deploy marketing strategies and programs that are sustainable and replicable. These solutions harness the power of media, technology, influencers, talent, and content to shape organizational cultures while influence consumer behaviors.

### MobileFuse
VP, Strategy & Ad Solutions
September 2015 - May 2016 (9 months)
Greater Los Angeles Area

I joined the company's corporate management team to strategize on business growth, expansion, and forecasting. I formed strategic partnerships and collaborated with product teams to launch new ad solutions including a multi-platform attribution product that was included in 20% of deals in 2016. Today, the product continues to be used across a majority of their ad campaigns.

## Mobile Leaders Alliance

### Founder & CEO

January 2011 - December 2015 (5 years)

Greater Los Angeles Area

I provided the industry with thought leadership and expertise on new media channels and mobile innovations by raising $2MM in corporate sponsorships, forming partnerships with top-tier publishers and producers, presenting at nationally recognized events, and writing articles in leading publications.

## WPP

1 year 8 months

### Director, Mobile NBCUniversal | Pitched, Won & Led Mobile Strategy with NBCUniversal

September 2014 - September 2015 (1 year 1 month)

Greater Los Angeles Area

After helping Maxus win the global digital media planning, buying, and execution business for NBCUniversal, my role transitioned from managing creative strategy and production for Paramount Pictures at Joule, to providing strategic direction on the mobile platform for all of NBCUniversal's entertainment brands and streaming apps.

### Group Account Director, Joule | Managing Mobile-First Creative Solutions for Paramount Pictures

February 2014 - September 2015 (1 year 8 months)

Greater Los Angeles Area

Oversaw day-to-day operations of the creative strategy and production for the Paramount Pictures account. Developed media and creative strategies across current accounts and led agency new business on the West coast. Analyzed and provided POV's on emerging mobile partners and technology, as well as educated GroupM staff and clients on mobile advertising trends and best practices.

## Initiative

### Associate Director, Mobility

December 2012 - January 2014 (1 year 2 months)

Greater New York City Area

I directed the development, planning, creative, distribution, execution, integration, and activation of mobile strategies and media experiences that engaged audiences with brands including MillerCoors, Hasbro, Arby's, and USAA.

### Multiple Companies

Various Roles

2006 - 2012 (6 years)

Greater Los Angeles Area

Held various mid-level media buying/planning & sales roles at multiple companies.

## Education

### Chapman University

BS, Business Administration, Emphasis in Management · (1998 - 2002)